Gemini Galactic Markets, LLC

Statement of Financial Condition
With Report of Independent Registered Public Accounting Firm

As of December 31, 2022

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2023	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 70369

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **12/06/2021** (MM/DD/YYYY) AND ENDING **12/31/2022** (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GEMINI GALACTIC MARKETS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 PARK AVENUE SOUTH
(No. and Street)

NEW YORK	**NY**	**10010**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anna Tse	(646) 751 - 4442	anna.tse@gemini-galactic.com
(Name)	(Area Code — Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna Tse, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gemini Galactic Markets, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Anna Tse
CCO, Gemini Galactic Markets, LLC

Notary Public

CALVIN WEIJUN ZHANG
Notary Public - State of New York
NO. 01ZH6431752
Qualified in Kings County
My Commission Expires Apr 18, 2026

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Gemini Galactic Markets, LLC
Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statement:



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of Gemini Space Station, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gemini Galactic Markets, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 24, 2023

We have served as the Company's auditor since 2023.

Gemini Galactic Markets, LLC

Statement of Financial Condition

As of December 31, 2022

Assets		
Cash	$	1,673,576
Prepaid expenses		6,281
Total assets	$	1,679,857

Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	26,500
Payables due to affiliate		380,746
Total liabilities		407,246

Commitments and contingencies (Note 5)

Member's equity:		
Member's equity		2,957,616
Accumulated deficit		(1,685,005)
Total member's equity		1,272,611
Total liabilities and member's equity	$	1,679,857

See accompanying notes to statement of financial condition.

Gemini Galactic Markets, LLC

Notes to Statement of Financial Condition

As of December 31, 2022

1. Description of Business

Organization and Business Purpose

Gemini Galactic Markets, LLC (the "Company"), a Delaware limited liability company incorporated on February 28, 2019, operates pursuant to an operating agreement with its sole member, Gemini Space Station, LLC (the "Member") effected on February 28, 2019, as amended on June 25, 2019. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and was approved by FINRA as a securities broker-dealer with the United States ("U.S.") Securities and Exchange Commission (the "SEC") on December 6, 2021. The Company had not commenced principal operations as of December 31, 2022. Once the Company's principal operations commence, it will operate an online alternative trading system ("ATS") that will offer its subscribers the ability to trade "virtual" or "tokenized" digital asset securities.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition includes the accounts of Gemini Galactic Markets, LLC. The statement of financial condition is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company's statement of financial condition will be affected. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the result of which forms the basis for making judgments about the carrying values of assets and liabilities.

Cash

The Company maintains its cash as deposits at U.S. banks. Cash balances may exceed federally insured limits from time to time, however the Company does not expect any losses.

Fair value measurements

The Company applies fair value measurement principles to certain assets and liabilities that are disclosed at fair value in the statement of financial condition on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a three-level hierarchy which reflects the degree to which objective prices in active markets are available. The fair value hierarchy requires maximized use of observable inputs and outlines the following levels used to classify measurement:

- **Level 1**: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

- **Level 2**: Observable inputs other than those that meet the criteria outlined in Level 1, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be validated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3**: Inputs that are generally unobservable and significant to the fair value measurement of the assets or liabilities typically resulting in a situation in which management would make an estimate of assumptions that market participants would use in pricing the asset or liability.

The Company does not currently have any financial assets or liabilities carried at fair value. The assets and liabilities on the statement of financial condition (prepaid expenses, accounts payable and payables due to affiliate) are carried at amounts other than fair value. The carrying value of these assets and liabilities approximates fair value as they are short-term in nature and generally have negligible credit risk.

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company did not recognize a provision for federal, state or local income taxes as of December 31, 2022.

Market risk factors

The Company is subject to the market risk factor described below.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash. To alleviate this potential credit risk, the Company maintains its cash as deposits with high credit quality financial institutions. The Company has not experienced any losses in such accounts.

3. Related Party Transactions

As of July 12, 2019, the Company entered into an Administrative Services Agreement (the "Agreement") with Gemini Trust Company, LLC ("GTC"), an affiliated entity under common control. The Agreement defines GTC's cost allocations to the Company in exchange for providing office space, shared services, and facilitating the Company's employee compensation and benefits. Under the Agreement, these expenses are determined reasonably using methodologies that take into account the cost of services proportional to the use or benefit derived from such services and settled on a periodic basis.

Pursuant to the Agreement, the Company included $29,219 in Payables due to affiliate on the statement of financial condition for the portion of GTC's shared services allocated to the Company which were unpaid as of December 31, 2022.

GTC also paid certain third party expenses on behalf of the Company which were also unpaid and included in Payables due to affiliate on the statement of financial condition as of December 31, 2022.

4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to $250,000 or 6 2/3% of total aggregate indebtedness. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $1,266,330, which was $1,016,330 in excess of its required net capital of $250,000. At December 31, 2022, the Company's aggregate indebtedness to net capital ratio was 0.32 to 1.

5. Commitments and Contingencies

Litigation

From time to time, the Company may be involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion, any such legal proceedings are not expected to have a material effect on the Company's financial position.

6. Subsequent Events

In January 2023, management determined the Company's account was not holding sufficient capital to satisfy its moment-to-moment net capital requirement on certain days during the months of December 2022 and January 2023. On January 25, 2023, the Company remediated its net capital deficiency and provided proper notice to FINRA and the SEC. The Company maintained sufficient net capital through the date of submission of this financial statement.

The Company maintained its cash deposits as of December 31, 2022 at Silvergate Bank. On March 8, 2023, Silvergate Capital Corporation, the holding company for Silvergate Bank, announced its intent to wind down operations and voluntarily liquidate the bank. Prior to this announcement, the Company transferred its cash and ceased to maintain cash deposits at Silvergate Bank. As of the date these financial statements were issued, the Company maintained its cash as deposits with an unaffiliated financial institution, and the Company does not expect to experience any losses on such deposits.